EXHIBIT M
[Projection LLC Letterhead]
January 15, 2009
Board of Directors
     of International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602
Gentlemen:
     As you know, more than four months have passed since we first made public our proposal to acquire International Shipholding (ISH). During this time, we have made repeated, good faith efforts to engage you and your advisors in discussions towards the goal of completing a transaction that we believe is in the best interest of ISH stockholders. Notwithstanding these efforts, ISH’s Special Committee, through its advisors, continues to demonstrate an unyielding determination to continue its dilatory and obstructionist tactics, the objective of which could only be to entrench current members of ISH’s management and its Board.
     Although the Special Committee announced last November that it was exploring “strategic alternatives”, its efforts have, thus far, not produced any transaction or alternative to our offer. Indeed, we believe that ISH’s advisors have contacted a number of parties, none of which is prepared to seriously entertain a transaction with ISH.
     Your Special Committee’s failed exploratory process has only served to form the basis for your repeated demand that, prior to receiving nonpublic information, we sign a draconian form of confidentiality and standstill agreement. The latest version of this agreement delivered to us this week — seven weeks after we provided you a form of agreement which included a reasonable standstill period — demands that, among other things: (1) we impose restrictions on our ability to bring our proposal directly to ISH stockholders until September 2, 2009 and (2) we restrict our ability to freely exercise our voting rights with respect to our ISH shares for a period of three years with regards to certain fundamental corporate matters. There was even a most unusual demand that Liberty, as a non-controlling stockholder, agree in a confidentiality agreement to keep at least four independent directors on the ISH Board for a period of three years, even if we were to acquire control of ISH. And perhaps most outrageous is the Special Committee’s demand that we agree to restrict our ability to freely compete with ISH for a period of one year. We will let ISH’s stockholders judge for themselves the reasonableness of the Special Committee’s positions.
     In light of your repeated refusal to engage in a serious dialogue that could lead to a mutually beneficial transaction and our inability to gain access to nonpublic information that would allow us to assess the value of ISH in light of current market conditions, we do not believe it is in our best interests to allow this situation to remain unresolved for an extended period of time. Accordingly, we have determined to withdraw our proposal, effective immediately.

     It is unfortunate that in the face of an attractive proposal that stood in place even after continuing market deterioration, your Special Committee and its advisors decided to disregard the reality of today’s market and take actions which ultimately benefit only Board members and management, to the detriment of the stockholders the Special Committee purports to represent.
     We continue to believe that a transaction with Liberty would have delivered significant value to International Shipholding’s stockholders and we regret this missed opportunity to create a stronger combined company.
Very truly yours,
/s/ Philip J. Shapiro
Philip J. Shapiro
Chairman of the Board, President and Chief Executive Officer Projection LLC